FIRST HARTFORD REALTY CORPORATION

149 Colonial Road

P.O. Box 1270

Manchester, CT 06045-1270

Tel: 860/646-6555

Fax: 860/646-8572

February 2, 2009

Mr. Kevin Wood

Accounting Branch Chief

Division of Corporation Finance

Unites States Security and Exchange Commission 100 Street, N.E.

Washington, DC 20549

Re:    Your Letter Dated January 26, 2009
File Number 008862

Dear Mr. Wood:

Form 10-K for the year ended April 30, 2008

Comment 1:

It appears that the amount of Long-Term Debt within your contractual obligations table represents principal payments. Please tell us why you have not disclosed interest related to Long-Term Debt. Refer to footnote 46 in SEC Interpretive Release 33-8350.

Response:

Footnote 46 to SEC Interpretive Release 33-8350 does not require interest to be included in the tabular disclosure of contractual obligations although it does state that such costs should be discussed if material. We will provide appropriate discussion relating to interest in future filings.

Comment 2:

We note that the company does not control the operating and financial policies of the unconsolidated partnerships. However, since the company considers itself to be committed to providing financial support to these partnerships, please tell us whether you have evaluated these partnerships for consolidation under FIN 46 (R).

Response:	We have evaluated these partnerships for consolidation under FIN 46 (R) and have concluded that these partnerships do not meet the definition of a VIE. Our conclusion is based on the following:

a.    The level of equity investment at risk in these partnerships is sufficient to permit the partnerships to operate on their own without additional subordinated financial support. We have based our assessment on the fact that these partnerships have historically demonstrated that they can finance their activities without additional subordinated support from either partner.

b.    The other partner has the ability to make decisions about the partnerships' activities that significantly impact the partnerships' success. This is demonstrated by the fact that the other partners hold a 50% interest in these partnerships, manage the properties, and are the leasing agents for the properties,

c.     The other partner has the obligation to absorb their portion of the partnerships' expected losses, the right to receive their portion of the partnerships' expected residual returns, and there is no guarantee of a return by these partnerships to the other partners.

d. Neither we nor the other partner has disproportionate voting rights compared to our economic interests.

With regard to the statement that the Company considers itself to be committed to providing financial support, this statement was made in light of the distributions made to the Company and its partners in 2005 primarily from proceeds from refinancing.

As long as the value of the properties is greater than the related mortgage obligation, we probably would supply financial support and would expect that our partners would as well. If not, we do not have any guarantees or implied commitments for the mortgage.

Both of these partnerships have a balloon mortgage due in 2015. If we are unable to obtain a new mortgage at that time it is possible that the property is sold or the property is given to the lender.

Comment 3:

Regarding sales of real estate for the periods presented, please tell us how you determined that such sales during the past two fiscal years should not be classified as discontinued operations as outlined in paragraphs 41-44 of SFAS 144.

Response:

Paragraph 41-44 of SFAS 144 does not apply in this situation as the sale during the years ended April 30, 2008 and 2007 were not from operating properties. The properties in question were part of a Shopping Center sold in 2006. The Center was under contract to sell prior to the start of construction.

Comment 4:

Please tell us, and disclose in future filings, whether you have included Equity in earnings of unconsolidated subsidiaries related to Cranston/BVT Associates LP for the entire fiscal year ended April 30, 2008.

Response:

Paragraph 19 (g) of APB 18 states that if financial statements of an investee are not sufficiently timely for an investor to apply the equity method currently, the investor ordinarily should record its share of the earnings or losses of an investee from the most recent available financial statements. A lag in reporting should be consistent from period to period.

We have considered changing to an April 30 reporting period but have decided against it for the following reasons:

	•	We have accounted for it this way since inception.
	•	The entity's sole asset is a shopping center which is consistent in its operations and reports immaterial differences quarter to quarter.
	•	We believe the change is not worth the burden and cost to change the reporting period.

Although Note 11 included in our Form 10-K identifies that the operating data is as of December 31, the Company will add a sentence in future filings indicating that the period from January through April is not included and will further indicate any material events or changes during that period.

Comment 5:

We note that the company owns a 1.99% general partner interest in the Hartford Lubbock property, with the remaining interest essentially owned by the president of the company. Please tell us whether you have evaluated this property for consolidation under FIN 46 (R).

Response:

In addressing FIN 46 (R), we have looked to the question of primary beneficiary.  It is absolutely clear to the Company that by virtue of the 98.01% essentially owned by the President of the Company, he is the primary beneficiary.

	•	98.01% of all distributions are paid to Lubbock Parkade, Inc., a wholly owned subsidiary of a company owned by the President of the Company
	•	All loans to the entity were personally guaranteed by the President of the Company.
	•	Any short term loans were advanced by the President of the Company
	•	First Hartford Corporation only has a minimal investment (under $10,000) in the entity.

Comment 6:

We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601 (b) (31) of Regulation S-K. Please file an abbreviated amendment to your Form 10-K to include the introductory language addressing internal control over financial reporting as required in paragraph 4.The abbreviated amendment permitted would consist of a cover page, explanatory note, signature page, and paragraphs 1, 2,04 and 5 of the certification as set forth in Items 601 (b) (31) of Regulation S-K.

Response:	Agreed.

Comment 7:

We note that you have made certain modifications to the exact form of the required certifications including modifying the language "the registrant's" most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4 (d). Please discontinue the use of these and other modifications within your abbreviated amendment and in future filings, as certification required must be in the exact form set forth in Item 601 (b) (31) of Regulation S-K; the wording of the required certifications may not be changed in any respect regardless of whether the filing is an annual or quarterly filing.

Response:	Agreed

The undersigned acknowledges:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your help.

Sincerely yours,

Stuart I. Greenwald
Treasurer

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